UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

NUVEEN QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

67066V887, 67066V846, 67066V820

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Centre, 100 N. Tryon Street,  Charlotte,  NC  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 03, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,455

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,149

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,149

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94.39%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
306

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.61%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 12, 2013 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated July 1, 2016 and filed with the SEC on July 6, 2016 ("Amendment No. 1") and by Amendment No. 2 dated September 12, 2016 and filed with the SEC on September 14, 2016 ("Amendment No. 2"), for Bank of America Corporation ("BAC"), Banc of America Preferred Funding Corporation ("BAPFC") and Blue Ridge Investments, L.L.C. ("Blue Ridge") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") of Nuveen Quality Municipal Income Fund (the "Issuer") formerly known as Nuveen Dividend Advantage Municipal Fund.

This Amendment is being filed as a result of: (a) the exchange (the "Exchange") of the Reporting Persons' 435 variable rate munifund term preferred shares (CUSIP No. 67066V846), Series 2017, for an equal number of variable rate munifund term preferred shares (CUSIP No. 67066V820), Series 2019-1, of the Issuer; and (b) the purchase (the "Purchase") by BAPFC of 1,650 variable rate munifund term preferred shares (CUSIP No. 67066V820), Series 2019-1, from the Issuer. BAPFC already holds 3,370 VMTP Shares (CUSIP No. 67066V887), Series 2019, of NAD.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D, as amended. Except as otherwise provided herein, each item of the Original Schedule 13D, as amended, remains unchanged.

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons exchanged 435 variable rate munifund term preferred shares (CUSIP No. 67066V846), Series 2017, for an equal number of variable rate munifund term preferred shares (CUSIP No. 67066V820), Series 2019-1, of the Issuer; and (b) the purchase (the "Purchase") by BAPFC of 1,650 variable rate munifund term preferred shares (CUSIP No. 67066V820), Series 2019-1, from the Issuer.

The aggregate amount of funds used by the Reporting Persons for the Purchase was approximately $165,000,000. The source of funds was the working capital of the Reporting Persons."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"BAPFC made the Purchase of the VMTP Shares for investment purposes. BAPFC acquired the VMTP Shares directly from the Issuer pursuant to a VMTP Purchase and Exchange Agreement, dated October 3, 2016, between the Issuer, BAPFC and Blue Ridge(the "Purchase and Exchange Agreement") on their initial issuance for a purchase price of $165,000,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 2,085 VMTP Shares received in the Exchange and Purchase will be treated in the same manner as previously described in this Item 6."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended inserting the following additional exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney

99.9 VMTP Purchase Agreement dated October 3, 2016

99.10 Registration Rights Agreement dated October 3, 2016"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

October 06, 2016	By:	/s/ Sarah Turner
Attorney-in-fact

Banc of America Preferred Funding Corporation

October 06, 2016	By:	/s/ Edward Curland
Authorized Signatory

Blue Ridge Investments, L.L.C.

October 06, 2016	By:	/s/ Edward Curland
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)